P.E. 1/1/02

02011493

FORM 6-K

1648515
1-14734

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

A press release dated January 22, 2002 announcing a 5.1% like-for-like sales rise for 2001.

PADOCS01/216595.1

PRESS RELEASE

DANONE

January 22nd, 2002

Sales rise 5.1% like-for-like in 2001

Consolidated net sales amounted to EUR 14,470 million in 2001, growing 5.1% on a like-for-like basis, in line with the Group's targets.

In a challenging environment, this 2001 performance underlines the strength of the Groupe DANONE's growth model.

Figures by business line and area for 2001 were as follows :

In EUR millions

	FY 2000	FY 2001	Growth *like-for-like*
BY BUSINESS LINE			
Fresh Dairy Products	6,530	**6,945**	+6.8%
Beverages	4,141	**3,796**	+7.1%
Biscuits	3,255	**3,371**	+0.4%
Other Food Business	378	**375**	+0.2%
Inter-company sales	-17	**-17**	-
BY AREA			
France	4,298	**4,022**	+3.5%
Rest of Western Europe	5,273	**5,137**	+5.5%
Rest of World	5,512	**6,192**	+5.7%
Inter-regional sales	-796	**-881**	-
Group	**14,287**	**14,470**	**+5.1%**

Organic growth has been 5.1%, exchange rates variance +0.4% and changes in the scope of consolidation -4.2%. This negative scope effect results from the full year deconsolidation of the European beer business in 2001, which was integrated during part of 2000.

The organic growth of 5.1% derived from 3.2% rise in volume and 1.9% rise in value.

Pour tous renseignements complémentaires :
Direction des Relations Investisseurs: 01 44 35 20 76
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 01 45 63 20 81

4th quarter 2001

4th quarter sales grew 4.6% like-for-like. Compared with the 3rd quarter performance (+3.7%), the improvement flows, among other things, from the French Biscuits business coming back to growth and from good results on the US Fresh Dairy market. Situation in Argentina remained particularly challenging.

Sales growth by period was as follows :

like-for-like	9 months	**4th Quarter**	Full year
BY BUSINESS LINE			
Fresh Dairy Products	+6.5%	**+7.7%**	+6.8%
Beverages	+8.0%	**+3.5%**	+7.1%
Biscuits	+0.4%	**+0.3%**	+0.4%
Other Food Business	+0.5%	**(0.7%)**	+0.2%
BY AREA			
France	+2.7%	**+6.1%**	+3.5%
Rest of Western Europe	+5.7%	**+4.9%**	+5.5%
Rest of World	+6.4%	**+3.4%**	+5.7%
Group	**+5.3%**	**+4.6%**	+5.1%

The 4th quarter net sales evolution is made of 4.6% organic growth, -0.3% scope effect and -1.6% currency effect.

The organic growth of 4.6% derived from 3.0% rise in volume and 1.6% rise in value.

2002 perspectives

The 4th quarter performance and its context allow Groupe DANONE to confirm its like-for-like growth objective of 5% minimum in 2002.

Future events

2001 final results: February 18, 2002

2002 1st quarter sales results: April 23, 2002

Annual General Meeting of shareholders: April 25, 2002 in Paris

Pour tous renseignements complémentaires :
Direction des Relations Investisseurs: 01 44 35 20 76
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 01 45 63 20 81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Groupe Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2002

GROUPE DANONE

By: /s/ EMMANUEL FABER
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer